Exhibit 99.1

Richard E. Waugh to be appointed Scotiabank CEO

TORONTO, Aug. 28 /CNW/ - Scotiabank today announced that the Board of Directors intends to appoint Richard E. Waugh to succeed Peter C. Godsoe as Scotiabank’s Chief Executive Officer on Dec. 2, the date on which the Bank will release its results for fiscal year 2003. Mr. Waugh is currently Scotiabank’s President.

“Rick’s appointment as CEO will complete the succession plans we announced and started to implement in January,” said Peter Godsoe, Chairman and CEO. “I am very confident that under Rick’s leadership, with our talented executive team, the Scotiabank Group will continue to produce superior results for all of our stakeholders.”

“Peter has made a tremendous contribution to Scotiabank throughout his career - in particular, during his time as CEO since 1993 - and we’ll continue to have the benefit of his advice and counsel into next year,” said Rick Waugh. “We are in an extremely strong position today thanks in large part to Peter’s direction and leadership. I’m honoured to have been chosen to take over from him and I’m looking forward to continuing to work with the entire Scotiabank Group team to achieve even greater success in the years ahead.”

As previously announced, following Mr. Godsoe’s retirement as CEO, he will continue to serve as Chairman of Scotiabank’s Board of Directors.

Mr. Godsoe plans to step down as Chairman and step down from the Board on March 2, 2004, following the Bank’s annual general meeting. It remains the Board’s intention to appoint a non-executive Chairman, following Mr. Godsoe’s retirement as Chairman. During this transition period, Sir Graham Day will continue to serve the Bank and its shareholders as Lead Director.

Scotiabank is one of North America’s premier financial institutions and Canada’s most international bank. With approximately 48,000 employees, Scotiabank Group and its affiliates serve about 10 million customers in some 50 countries around the world. Scotiabank offers a diverse range of products and services, including personal, commercial, and corporate and investment banking. With C$282 billion in assets (as at July 31, 2003), Scotiabank trades on the Toronto (BNS), New York (BNS) and London (BNV) Stock Exchanges. For more information, please visit www.scotiabank.com.

For further information: please call David Scott, Scotiabank Public Affairs, (416) 866-6203